                                                                     Exhibit 77C
ITEM 77C - MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS:

COLUMBIA HIGH YIELD MUNICIPAL FUND

At a Joint Special Meeting of Shareholders held on February 15, 2011, shareholders of the Fund considered a proposal to approve a proposed amendment to the Investment Management Services Agreement with Columbia Management Investment Advisers, LLC. The proposal was approved as follows:

VOTES FOR                       VOTES AGAINST                ABSTENTIONS                  BROKER NON-VOTES
---------                       -------------                -----------                  ----------------
597,744,180                     8,967,254                    3,793,846                    0